SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No 2) *


                     __________Pegasus Gold Inc______________
                               (Name of issuer)


                       __________Common Shares_______________
                        (Title of Class of Securities)


                           ______70556K106__________________
                                (CUSIP Number)

       Mr P Acton, Mercury Asset Management plc
       33 King William Street, London EC4R 9AS     Tel No 0171 203 5742
     ---------------------------------------------------------------------
      Name, Address and Telephone Number of Person Authorised to Receive
                          Notices and Communications)

                          17 July, 1997
     ---------------------------------------------------------------------
            (Date of Event which Requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following
box.   [ ]

Check the following box if a fee is being paid with the statement   [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)




2776
                                                   Schedule 13D

CUSIP No. _70556K106_________________________

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)  [ ]

                                                         (B)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND

                          7       SOLE VOTING POWER

 NUMBER OF                         NONE
  SHARES
BENEFICIALLY              8       SHARED VOTING POWER
 OWNED BY
   EACH                           NONE
 REPORTING
  PERSON                  9       SOLE DISPOSITIVE POWER
   WITH                           2,100,000

                         10       SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.09%

14  TYPE OF REPORTING PERSON

    IA


Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pegasus Gold Inc (the "Company") whose principal executive offices are located at 601 West First
Avenue, Suite 1500, Spokane, WA 99204, United States.   Its telephone number
is (509) 624 4653.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

      Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

      Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury may have voting power but does not have the right to receive dividends from, or proceeds from the sale of, any portfolio investments.

      Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

      The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

      Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4. Purpose of Transaction

      The Common Shares were acquired for the purpose of investment.

      (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

      Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

      (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalisation or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
      (4) of the Act; or

      (j) any action similar to any of those set forth above.


Item 5. Interest in Securities of the Issuer

      (a) See Item 2 above.   Subject thereto, Mercury has dispositive power
      with respect to 2,100,000 Common Shares or approximately 5.09% of the Common Shares outstanding.

      (b) See Item 2 above.

      (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National
      Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

      (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or

      Relationships with Respect to Securities of the Issuer

      Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

      None.


                                 SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: 23 July, 1997


                                    for Mercury Asset Management plc.



                                    By  /s/ J.T. Stratford
                                        -----------------------------------
                                        Authorised Signatory
                                           J.T Stratford



ANNEX A

                           MERCURY ASSET MANAGEMENT plc.

Executive Officers                                       Principal
and Directors                 Business Address           Occupation    Citizenship
-------------------           -----------------          ----------    -----------

Joint Chairman
--------------
Stephen Anthony ZIMMERMAN     33 King William Street,    Investment    British
(Joint Chairman)              London, EC4R 9AS           Director

Deputy Chairman
---------------
Carol GALLEY (Miss)           33 King William Street,    Investment    British
(Deputy Chairman)             London, EC4R 9AS           Director

Christopher Nigel             33 King William Street,    Investment    British
HURST-BROWN                   London, EC4R 9AS           Director
(Deputy Chairman)

Frederick David Stewart       33 King William Street,    Investment    British
ROSIER (Deputy Chairman)      London, EC4R 9AS           Director

Vice Chairman
-------------
Dr. Ross John BUNCE           33 King William Street,    Investment    British
(Vice Chairman)               London, EC4R 9AS           Director

Andrew Searle DALTON          33 King William Street,    Investment    British
(Vice Chairman)               London, EC4R 9AS           Director

Charles Vivian JACKSON        33 King William Street,    Investment    British
(Vice Chairman)               London, EC4R 9AS           Director

Directors
---------
Ian ARMITAGE                  33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Norman McLeod BACHOP          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Ian Christopher Simon BARBY   33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Stuart John BAXTER            33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           DIrector

Carol Consuelo BROOKE         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

John Loughlin CALLAHAN        33 King William Street,    Investment    American
(Director)                    London, EC4R 9AS           Director

David John CAUSER             33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Thomas William George         33 King William Street,    Investment    British
CHARLTON                      London, EC4R 9AS           Director
(Director)

Nicholas James CHARRINGTON    33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Colin Martin CLARK            33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Nicholas James COATS          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Stephen Benedict COHEN        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

John Nicholas COTTON          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Graham Richard DIXON          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Charles Bowen FARQUHARSON     33 King William Street,    Company       British
(Company Secretary            London, EC4R 9AS           Secretary
& Director)                                              & Director

Christopher Nigel Holland     33 King William Street,    Investment    British
FOSTER (Director)             London, EC4R 9AS           Director

Seiichi FUKUYAMA              33 King William Street,    Alternate     Japanese
(Director)                    London EC4R 9AS            Director

Peter John GIBBS              33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Peter John Woodville          33 King William Street,    Investment    British
HARRISON (Director)           London, EC4R 9AS           Director

Paul HARWOOD                  33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Timothy John HASTON           33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Andrew Malcolm                33 King William Street     Investment    British
HUNTER-JOHNSTON               London, EC4R 9AS           Director
(Director)

Michael Francis Mostyn        33 King William Street,    Investment    British
Owen JODRELL                  London, EC4R 9AS           Director
(Director)

Andreas Christian Jutting     33 King William Street     Investment    Danish
LEHMANN                       London, EC4R 9AS           Director
(Director)

Gary LOWE                     33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Paul Roderick Clucas MARSHALL 33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Keith Richard MULLINS         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Masaru NISHIZAWA              Hibiya Kokusai Building,   Investment    Japanese
(Director)                    2-2-3 Uchisaiwaicho,       Director
                              Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY    33 King William Street,    Investment    Australian
(Director)                    London, EC4R 9AS           Director

Thomas Andrew OATES           33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Peter Vincent OLSBERG         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Roderick Louis PARIS          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

John PARSLOE                  33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Andrew Phillip PICKARD        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Ronald William PULLEN         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

John William RICHARDS         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Nicholas King RITCHIE         33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Alexander Frederick           33 King William Street,    Investment    British
James ROE (Director)          London, EC4R 9AS           Director

Richard George ROYDS          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Lynn Christine RUDDICK        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Clifford John SHAW            Warburg Asset Management   Investment    British
(Director)                    Japan Ltd.,                Director
                              Hibiya Kokusai Building,
                              7th Floor,
                              2-2-3- Uchisaiwaicho,
                              Chiyoda-ku, Tokyo 100

Ian Michael SLACK             33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Peter William STANYER         33 King William Street     Investment    British
(Director)                    London, EC4R 9AS           Director

Rodney STEEL                  33 King William Street     Investment    British
(Director)                    London, EC4R 9AS           Director

Hugh Alexander STEVENSON      33 King William Street,    Chairman of   British
(Director)                    London, EC4R 9AS           Mercury Asset
                                                         Management
                                                         Group plc

Barry William WOOLF           33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Ewen Cameron WATT             33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

James Edward MACPHERSON       33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Julius Lawrence Mark PURSAILL 33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Kenichi YOSHIDA               33 King William Street,    Investment    Japanese
(Director)                    London, EC4R 9AS           Director

Stephen James THOMPSON        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director


                      MERCURY ASSET MANAGEMENT GROUP plc


Executive Officers                                       Principal
and Directors                 Business Address           Occupation    Citizenship
-------------------           -----------------          ----------    -----------

Chairman
--------
Hugh Alexander STEVENSON      33 King William Street,    Investment    British
(Chairman)                    London, EC4R 9AS           Director

Deputy Chairman
---------------
Stephen Anthony ZIMMERMAN     33 King William Street,    Investment    British
(Deputy Chairman)             London, EC4R 9AS           Director

Vice Chairman
-------------
Carol GALLEY (Miss)           33 King William Street,    Investment    British
(Vice Chairman)               London, EC4R 9AS           Director

Company Secretary
-----------------
Charles Bowen FARQUHARSON     33 King William Street,    Company       British
(Secretary)                   London, EC4R 9AS           Secretary

Directors
---------
Paul Graham BOSONNET          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

David John CAUSER             33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Andrew Searle DALTON          33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Peter Stormonth DARLING       33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Hugh Jon FOULDS               33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Christopher Nigel             33 King William Street,    Investment    British
HURST-BROWN (Director)        London, EC4R 9AS           Director

Charles Vivian JACKSON        33 King William Street,    Investment    British
(Director)                    London, EC4R 9AS           Director

Frederick David Stewart       33 King William Street,    Investment    British
ROSIER (Director)             London, EC4R 9AS           Director

John Charles Grayson          33 King William Street,    Investment    British
STANCLIFFE                    London, EC4R 9AS           Director
(Director)



                         Mercury Asset Management Group plc
                         ----------------------------------

                                   Directors Lists
                                   ---------------


                                CORPORATE INFORMATION
                                ---------------------




                                             Field of           Country of
Name                    Registered Office    Activity           Incorporation
--------------------    -----------------    ---------------    -------------


Mercury Asset           33 King William      Holding Company    England
Management Group plc    Street,
                        London, EC4R 9AS

Mercury Asset           33 King William      Investment         England
Management plc          Street,              Management and
                        London, EC4R 9AS     Advice


ANNEX B


                               Pegasus Gold Inc

                                 COMMON SHARES


DATE            PURCHASE      SALE         PRICE PER      DAILY
                                           SHARE          TOTALS
06.25.97                                   B/Fwd          2,517,100
06.26.97                      33,100       6.19           2,484,000
06.27.97                      38,000       6.125          2,446,000
06.30.97                      8,100        6.125          2,437,900
07.01.97                      39,400       6.1888         2,398,500
07.02.97                      45,000       6.125          2,353,500
07.03.97                      3,500        6.125          2,350,000
07.07.97                      60,000       5.6572         2,290,000
07.09.97                      90,000       5.6272         2,200,000
07.17.97                      100,000      5.3873         2,100,000